August 3, 2009

VIA EDGAR

John Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

RE:	Panolam Industries International, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
File No. 333-78569

Dear Mr. Hartz:

The Company has reviewed the comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) in your letter to the Company dated July 22, 2009 with respect to the Staff’s review of the Company’s response letter dated June 26, 2009, which answered the Staff’s comment letter dated June 12, 2009, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “10-K”) and Form 10-Q for the fiscal quarter ended March 31, 2009 (the “10-Q”).  This letter contains the Company’s response to the Staff’s comment.

For your convenience, we have repeated below in bold type the Staff’s comment and have set forth the response of the Company immediately below the comment.

We acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

***

Form 10-K for the Fiscal Year Ended December 31, 2008

SEC Staff Comment

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Goodwill, Intangible Assets, and Long-lived Assets, page 31

1.              In the second sentence of your response to prior comment one, you state that you will provide a qualitative and quantitative description of the material assumptions used along with a sensitivity analysis of those assumptions based on reasonably likely changes.  However, it does not appear to us that your proposed disclosure is sufficient in providing this information.  We remind you to revise future filings to also provide qualitative and quantitative descriptions of your material assumptions or ranges of assumptions underlying the assessments of your finite-lived assets, as well as quantify the potential impact of changes to the assumptions used in assessing your indefinite-lived trade names and finite-lived assets.

Company Response

The Company will revise its future filings in the manner set forth in its letter dated June 26, 2009 and will also provide qualitative and quantitative descriptions of its material assumptions or ranges of assumptions underlying the assessments of its finite-lived assets and quantify the potential impact of changes to the assumptions used in assessing its indefinite-lived trade names and finite-lived assets.

Please contact us if you have any additional questions or comments.

Sincerely yours,

/s/ Vincent S. Miceli

Vincent S. Miceli
Vice President and Chief Financial Officer

cc:	Dale Welcome (SEC)
Jeffrey M. Muller (Panolam)
F. Douglas Raymond, III (Drinker Biddle & Reath LLP)